Exhibit 99.1

Independent Contractor Agreement

1.	Parties

This Independent Contractor Agreement (“Agreement”) is between Trussnet U.S.A., Inc., a Nevada corporation, with offices at located at 8105 Irvine Center Drive, Suite 820, Irvine, California (“Trussnet”), and Timothy C. Hoopes, an individual, residing at 1974 Acorn Road, San Marcos, California (“Independent Contractor”).  Trussnet and Independent Contractor are each sometimes referred to as a “Party” and, together, as the “Parties.”

2.	Term of this Agreement

The term of this Agreement shall be effective as of January 1, 2008 and shall continue in effect until December 31, 2009 (“the Term”).  While contracts such as this have been renewed in the past for other Independent Contractors of Trussnet, renewals depend upon the current needs of Trussnet.   The past pattern or practice of Trussnet in renewing Independent Contractor Agreements is no assurance that this Agreement will be renewed beyond the Term.

3.	Services to be Performed by Independent Contractor; Title

Independent Contractor shall perform professional computer services (“individually, “Service” and collectively, “Services”) of the following general description as an independent contractor to Trussnet:

a)	Management of its computer network;
b)	Procurement services;
c)	Remote monitoring and problem resolution;
d)	Security and permissions control;
e)	Policy and process planning;
f)	Security updates and patch management;
g)	E-mail and mobile support;
h)	Virtual help desk;
i)	ISP and ASP management;
j)	Preventative maintenance;
k)	Scheduled on site visits;
l)	Data backup and recovery; and
m)	Such other computer and network-related services as Trussnet may direct.

4.	Compensation

Upon execution of this Agreement and in consideration for the Services, Trussnet shall pay Independent Contractor at the rate of One Hundred Fifty Dollars ($150.00) an hour.  Independent Contractor shall submit to Trussnet on a periodic basis, not more frequently than monthly, an itemized statement indicating the date on which Services are performed, the amount of time spent on Services on each such date, a description of said Services performed, and the reimbursable expenses incurred in connection with Independent Contractor’s performance under this Agreement.  Subject to the approval of these statements and the receipt by Trussnet of adequate substantiation of the time spent and expenses incurred, Trussnet shall pay Independent Contractor the amount shown on such statements within thirty (30) days following Trussnet’s receipt thereof.

5.	State and Federal Taxes

Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of remuneration paid to Independent Contractor for the performance of the Services.  This includes income, Social Security, Medicare and self-employment taxes.  Independent Contractor shall also pay all unemployment contributions related to the performance of the Services.  Independent Contractor shall defend and indemnify Trussnet with regard to any such payments.

6.	Fringe Benefits

Independent Contractor shall not be eligible to receive any employee benefits from Trussnet, including, but not limited to, medical, dental, vision, long-term disability, accidental death and dismemberment, flexible spending account, mental health services, family and medical care leave benefits, vacation benefits and participation in any Trussnet 401 (k) plan.

7.	Independent Contractor Status

The Parties intend Independent Contractor to act as an independent contractor in the performance of the Services.  Independent Contractor shall have the right to control and determine the methods and means of performing the Services.  Independent Contractor shall use his own expertise and judgment in performing the Services, recognizing that Trussnet is relying on Independent Contractor to consult, when appropriate, with employees of Trussnet and its subsidiary and affiliated companies.  Independent Contractor shall, for the duration of this Agreement, have log-on privileges to Trussnet’s computer system and telephone mail system, and shall have access to Trussnet’s other resources regarding the matters for which he is providing Services.

8.	Equipment and Supplies

Independent Contractor, at Independent Contractor’s sole expense, shall provide all equipment, tools and supplies necessary to perform the Services.

9.	Expenses

Independent Contractor shall be responsible for all expenses required for the performance of the Services, except for all reasonable expenses approved in advance by the Chief Administrative Officer of Trussnet, such as travel and out-of-pocket expenses in connection with the provision of Services.  Approved travel by Independent Contractor using the personal vehicle of Independent Contractor shall be reimbursed by Trussnet at the rate of forty-two cents (42¢) per mile.

10.	Confidential Information

In order to assist Independent Contractor in the performance of the Services, Trussnet may supply Independent Contractor, from time to time, with information concerning Trussnet and its subsidiary and affiliate companies, as well as their respective customers or suppliers, hereinafter referred to as “Confidential Information.” Independent Contractor shall hold confidential and not disclose to others, either directly or indirectly, any and all Confidential Information, propriety information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, financial data and other business information which may be learned from Trussnet before and during the term of this Agreement, unless the same have been furnished directly to Independent Contractor by Trussnet and Independent Contractor is advised in writing by Trussnet that such information is not Confidential Information. Independent Contractor acknowledges that the terms and conditions of this Agreement are deemed confidential by Trussnet and agrees not to disclose any information regarding it to any third party without Trussnet’s prior written consent.  All documents containing Confidential Information shall be returned to Trussnet, and no copies shall be retained by Independent Contractor on the termination or expiration of this Agreement.  Notwithstanding the foregoing, such duty of confidentiality shall not extend to information which is or comes into the public domain, is rightfully obtained for third parties under a duty of confidentiality, or which is independently developed without reference to Trussnet’s Confidential Information.  The duties of confidentiality imposed by this Agreement shall survive any termination of this Agreement for a period of 5 years. All data and information developed by Independent Contractor (including notes, summaries, and reports), while performing the Services, shall be kept strictly confidential and shall not be revealed to third parties without Trussnet’s prior written consent thereto. All such data and information shall be delivered to Trussnet by Independent Contractor at Trussnet’s request.

11.	Dispute Resolution

If a dispute arises relating to this Agreement or the termination or expiration thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, claims of discrimination or any other claims under any federal, state or local law or regulation now in existence or hereinafter enacted, and as amended from time to time (“Dispute), the Parties shall attempt in good faith to settle the Dispute through mediation conducted by a mediator to be mutually selected by the Parties. The Parties shall share the costs of the mediator equally.  Each Party shall cooperate fully and fairly with the mediator, and shall reach a mutually satisfactory compromise of the Dispute.  If the Dispute is not resolved within 30 days after it is referred to the mediator, it shall be resolved through final and binding arbitration, as specified in this Section 11.

Binding arbitration shall be conducted by the Judicial Arbitration and Mediation Services, Inc. (“JAMS”), sitting in Orange County, California, for resolution pursuant to the California Code of Civil Procedure and the California Code of Evidence. Arbitration shall be by a single arbitrator acceptable to all Parties. The award of such arbitrator shall be final and binding on the Parties, and may be enforced by any court of competent jurisdiction. In the event of arbitration to resolve a Dispute, the prevailing Party shall be entitled to recover its attorney’s fees and other out-of-pocket costs incurred in connection therewith from any non-prevailing party involved therein.

12.	Assignment of the Agreement; Successors and Assignees

Independent Contractor shall not assign any of its rights under this Agreement without the prior written consent of Trussnet, which may be exercised in its sole discretion. This Agreement binds and benefits the heirs, successors and assignees of the Parties to this Agreement, subject to the prohibition on assignments contained in this Section 12.

13.	Notices

Except as otherwise provided herein, all notices, requests and demands to or upon a Party hereto, to be effective, shall be in writing and shall be sent: (i) certified or registered mail, return receipt requested; (ii) by personal delivery against receipt; (iii) by overnight courier; or (iv) by facsimile and, unless otherwise expressly provided herein, shall be deemed to have been validly served, given, delivered and received: (a) on the date indicated on the receipt, when delivered by personal delivery against receipt or by certified or registered mail; (b) one business day after deposit with an overnight courier; or (c) in the case of e-mail notice, when sent and there is a confirmation by the sending Party that the e-mail transmission was received by the other Party.  Notices shall be addressed as follows:

Trussnet U.S.A., Inc.
Attention: Kenneth L. Waggoner
Vice President and General Counsel
8105 Irvine Center Drive
Suite 820
Irvine, California 92618
kwaggoner@trussnetusa.com

Timothy C. Hoopes
1974 Acorn Road
San Marcos, California 92078
thoopes@dynamicio.com

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without resort to California’s conflict-of-laws rules.

15.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

16.	Waiver

If one Party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given.  If either Party fails to exercise or delays exercising any of its rights or remedies under this Agreement, the Party retains the right to enforce that term or provision at a later time.

17.	Severability

If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable, and such provision shall be modified, amended or limited only to the extent of necessary to render it valid and enforceable.

18. Entire Agreement and Modification

This Agreement supersedes all prior agreements between the Parties with respect to the subject matter of this Agreement and constitutes a complete and exclusive statement of the terms of this Agreement with respect to its subject matter. This Agreement may not be amended, except in writing signed by both Parties.

Trussnet U.S.A., Inc.	Dated: February __, 2009

By: /s/George Alvarez
George Alvarez

Title: Chief Executive Officer

Timothy C. Hoopes	Dated: February ___, 2009

/s/Timothy C. Hoopes